UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO
   Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934

                    ACP Strategic Opportunities Fund II, LLC
                       (Name of Subject Company (issuer))
                        (Name of Filing Person (issuer))

                          Units of Beneficial Interest
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                 Gary E. Shugrue
                                    President
                         Ascendant Capital Partners, LLC
                          1235 Westlakes Dr., Suite 130
                                Berwyn, PA 19312
                                 (610) 993-9999
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    copy to:
                               Monica Parry, Esq.
                           Morgan, Lewis & Bockius LLP
                            1111 Pennsylvania Ave. NW
                              Washington, DC 20004

                            Calculation of Filing Fee

Transaction Valuation: $ 3,462,308 (a)      Amount of Filing Fee: $ 407.52 (b)

(a) Calculated solely for the purpose of determining the amount of the filing fee. The estimated aggregate maximum purchase price for twenty-five percent of the Issuer's outstanding units of beneficial interest is based on the total net asset value of the Issuer's outstanding units of beneficial interest as of May 31, 2005.

(b) Previously paid.

      |_| Check the box if any part of the fee is offset as provided by Rule
          0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  $ 407.52
                              -----------------------------------------

      Form or Registration No.:  Schedule TO
                                ------------------------------------------------

      Filing Party:  ACP Strategic Opportunities Fund II, LLC

      Date Filed:  July 1, 2005
                  --------------------------------------------------------------

      |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

            Check the appropriate boxes below to designate any transactions to which the statement relates:

            |_|   third-party tender offer subject to Rule 14d-1.

            |X| issuer tender offer subject to Rule 13e-4.

            |_| going-private transaction subject to Rule 13e-3.

            |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission ("SEC") on July 1, 2005 by ACP Strategic Opportunities Fund II, LLC, a Delaware limited liability company (the "Issuer"), to purchase up to twenty-five percent (25%) of its shares of beneficial interest ("Interests") as are properly tendered and not properly withdrawn no later than 12:00 midnight Eastern time on July 31, 2005, unless extended (the "Expiration Date"). The Issuer offered to purchase Interests, without interest, net to the participating shareholders ("Investors") in cash, at their net asset value upon the terms and subject to the conditions contained in the Offer to Purchase dated June 30 , 2005 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the Repurchase Offer. Copies of the Repurchase Offer and related tender offer documents were previously filed with the original Tender Offer Statement on Schedule TO as exhibits (a)(1)(i) and (a)(1)(ii), respectively.

         This Amendment No. 1 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended. The information in the original Tender Offer Statement on Schedule TO filed on July 1, 2005 is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except for those items hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not defined herein have the meanings given to them in the Repurchase Offer and Schedule TO. Except as amended and supplemented hereby, all of the terms of the offer and all disclosure set forth in the Schedule TO and the Offer Documents remain unchanged.

Item 4. Terms of the Transaction.

(a) Material Terms.

In the Form of Offer to Purchase, the following sentence has been added to the first paragraph following the heading "Net Asset Value Determination Date": The net asset value per Interest will be based on the net asset value of the Fund and will be determined by dividing the net asset value of the Fund by the number of Interests, as described in the Confidential Private Placement Memorandum.

In the Form of Offer to Purchase, the following sentences have been added to the second paragraph under the heading "Payment for Repurchased Interests":
Therefore, the Investor will receive an Initial Payment of 95% of the Investor's Interest, based upon the full value of the liquidation, for the tendered Interests determined as of the Net Asset Value Determination Date. The Investor will later receive the Contingent Payment based upon the preceding conditions described above.

In the Form of Offer to Purchase, paragraph (b)(v) following the heading "Suspension or Postponement of Repurchase Offer" has been revised as follows: commencement of or a substantial change in a current war, armed hostilities, or other international or national calamity directly or indirectly involving the United States that is material to the Fund,

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 29, 2005              ACP Strategic Opportunities Fund II, LLC


                           By:  /s/ Gary E. Shugrue
                               ----------------------------------------

                           Name:     Gary E. Shugrue
                                    -----------------------------------

                           Title:  President and CIO